UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 29, 2017

KeyStone Solutions, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-1771208
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

14420 Albemarle Point Place, Suite 200, Chantilly, VA 20151

(Full mailing address of principal executive offices)

(703) 953-3838

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

3,000,000 Units consisting of:

3,000,000 Shares of Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share

and

Warrants to purchase 750,000 Shares of Common Stock, par value $0.0001 per share

and

2,892,857 Shares of Common Stock, par value $0.0001 per share, issuable upon the conversion of Series A Cumulative Convertible Redeemable Preferred Stock and the exercise of Warrants

Item 9.	Other Events

KeyStone Common Stock, Preferred Stock and Warrants Accepted for Quotation on the OTCQB

On June 29, 2017, KeyStone Solutions, Inc., a Delaware corporation (“KeyStone” or the “Company”), was notified that the KeyStone: (i) Common Stock, par value $0.0001 per share; (ii) Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”); and (iii) Warrants to purchase 0.25 shares of the Company’s Common Stock were accepted for quotation on the OTCQB under the trading symbols “KSSN”, “KSSNP” and “KSSNW”, respectively, for the Common Stock, Series A Preferred Stock and Warrants, with trading to commence on or about June 30, 2017.

The aggregate of 502,327 Units (“Units”), with each Unit consisting of one share of the Series A Preferred Stock and a Warrant to purchase 0.25 shares of the Company’s Common Stock, were issued in the Company’s offering pursuant to its Offering Statement on Form 1-A and the Offering Circular thereunder (SEC File No. 024-10551), as originally filed with the Securities and Exchange Commission (“SEC”) on May 12, 2016 and declared qualified by the SEC on November 8, 2016. As previously reported by the Company in its Current Report on Form 1-U as filed with the SEC on June 7, 2017, the Units were previously accepted for quotation on the OTCQB under the trading symbol “KSSNU” and such quotation is still in effect.

Dividend Declaration

On June 29, 2017, the Company declared a quarterly cash dividend distribution of $0.175 per share of the Series A Preferred Stock, payable on or before July 10, 2017 to holders of record of the Series A Preferred Stock as of June 30, 2017.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEYSTONE SOLUTIONS, INC.
(Exact name of issuer as specified in its charter)

By:	/s/ Riaz Latifullah
Riaz Latifullah
Chief Financial Officer

Date:	July 6, 2017